UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934



                           Schnitzer Steel Industries, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)



                          Class A Common Stock, $1.00 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    806882106
                  --------------------------------------------
                                 (CUSIP Number)





                                 December 31, 2002
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[_] Rule 13d-1(c)

[_] Rule 13d-1(d)



                                Page 1 of 7 pages

-----------------------
  CUSIP No. 806882106                   13G
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           Goldman Sachs Asset Management, a separate business unit of The Goldman Sachs Group, Inc.


------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
 3.   SEC Use Only



------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

           New York

------------------------------------------------------------------------------
                     5.   Sole Voting Power

     Number of                369,432

      Shares        ----------------------------------------------------------
                     6.   Shared Voting Power
   Beneficially
                               0
     Owned by
                    ----------------------------------------------------------
       Each          7.   Sole Dispositive Power

    Reporting                  400,376

      Person        ----------------------------------------------------------
                     8.   Shared Dispositive Power
       With:
                               0

------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person

           400,376

------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

          8.0%

------------------------------------------------------------------------------
12.   Type of Reporting Person

           IA

------------------------------------------------------------------------------



                                Page 2 of 7 pages

Item 1(a).         Name of Issuer:
                       Schnitzer Steel Industries, Inc.

Item 1(b).         Address of Issuer's Principal Executive Offices:
                      3200 N. W. Yeon Avenue
                      P. O. Box 10047
                      Portland, OR 97296-0047

Item 2(a).         Name of Persons Filing:
                       Goldman Sachs Asset Management

Item 2(b).         Address of Principal Business Office or,  if none, Residence:
                       32 Old Slip
                       New York, NY  10005

Item 2(c).         Citizenship:
                       Goldman Sachs Asset Management - New York

Item 2(d).         Title of Class of Securities:
                       Class A Common Stock, $1.00 par value

Item 2(e).         CUSIP Number:
                       806882106

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a :

          (a).[_] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

          (b).[_]  Bank as defined in Section 3(a)(6) of the Act
                   (15 U.S.C. 78c).

          (c).[_] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d).[_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e).[x] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
                            Goldman Sachs Asset Management, a separate business unit of The Goldman Sachs Group, Inc.

          (f).[_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g).[_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h).[_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i).[_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j).[_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box [_].



                                Page 3 of 7 pages

Item 4.            Ownership.*

          (a).     Amount beneficially owned:
                   See the response(s) to Item  9 on the attached cover page(s).

          (b).     Percent of Class:
                   See the response(s) to Item 11 on the attached cover page(s).

          (c).     Number of shares as to which such person has:

                   (i). Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).

                   (ii). Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).

                   (iii). Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover page(s).

                   (iv). Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover page(s).

Item 5.            Ownership of Five Percent or Less of a Class.
                             Not Applicable

Item 6.            Ownership of More than Five Percent on Behalf of Another
                   Person.
                             Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
                             Not Applicable

Item 8.            Identification and Classification of Members of the Group.
                             Not Applicable

Item 9.            Notice of Dissolution of Group.
                             Not Applicable

Item 10.           Certification.
                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


--------------------------
     * In accordance with Securities and Exchange Commission ("SEC") Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by Goldman Sachs Asset Management, a separate business unit of The Goldman Sachs Group, Inc. ("GSAM"). GSAM, an investment advisor, disclaims beneficial ownership of any securities managed, on GSAM's behalf, by third parties. This filing does not reflect securities, if any, beneficially owned by any other business unit of The Goldman Sachs Group, Inc. and GSAM hereby disclaims beneficial ownership of any such securities.



                                Page 4 of 7 pages

                                    SIGNATURE



            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 11, 2003


                                GOLDMAN, SACHS & CO. on behalf of
                                Goldman Sachs Asset Management

                                By: /s/ Roger S. Begelman
                                   ----------------------------------------
                                Name:   Roger S. Begelman
                                Title:  Attorney-in-fact



                                Page 5 of 7 pages

                                INDEX TO EXHIBITS



Exhibit No.   Exhibit
-----------   -------

99.1          Power of Attorney,  dated January 6, 2003,  relating  to Goldman,
              Sachs & Co.



                                Page 6 of 7 pages

                                                                  Exhibit (99.1)



                                POWER OF ATTORNEY


    KNOW ALL PERSONS BY THESE PRESENTS that GOLDMAN, SACHS & CO. (the "Company") does hereby make, constitute and appoint each of Roger S. Begelman, Edward T. Joel, Saskia Brookfield Martin and Susan P. Goddard, (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

    THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.


    IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of January 6th, 2003.



GOLDMAN, SACHS & CO.


By: s/ Gregory  K. Palm
----------------------------
Name:  Gregory K. Palm
Title: Managing Director



                                Page 7 of 7 pages